CyrusOne, Inc.

Ladies and Gentlemen:

CyrusOne, Inc. (“CyrusOne”) is hereby filing via EDGAR its Registration Statement on Form S-11 relating to a proposed initial public offering by CyrusOne of its common stock.

Please contact the undersigned at the number above or Daniel A. O’Shea at (212) 474-1792 with any questions or comments you may have regarding this filing.

Very truly yours,

/s/ William V. Fogg

William V. Fogg

Division of Corporation Finance

    Securities and Exchange Commission

        450 Fifth Street, N.W.

            Washington, D.C. 20549

VIA EDGAR CORRESPONDENCE